EXHIBIT 21

LIST OF SUBSIDIARIES

ZIONS BANCORPORATION

AT DECEMBER 31, 2007

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

Zions First National Bank	Federally chartered doing business in Utah and Idaho

California Bank & Trust	California

Amegy Corporation	Texas

National Bank of Arizona	Federally chartered doing business in Arizona

Nevada State Bank	Nevada

Vectra Bank Colorado	Federally chartered doing business in Colorado and New Mexico

The Commerce Bank of Washington	Federally chartered doing business in Washington

The Commerce Bank of Oregon	Oregon

Cash Access, Inc.	Utah

Great Western Financial Corporation	Utah

MP Technology, Inc.	Utah

NetDeposit, Inc.	Nevada

P5, Inc.	Utah

Stockmen’s (AZ) Statutory Trust II (not consolidated)	Connecticut

Stockmen’s (AZ) Statutory Trust III (not consolidated)	Connecticut

Zions Capital Trust B (not consolidated)	Delaware

Zions Insurance Agency, Inc.	Utah

Zions Management Services Company	Utah

Zions Municipal Funding, Inc.	Utah